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                              August 10, 2023

       Norma Chu
       Chief Executive Officer
       DDC Enterprise Ltd
       Room 1601-1602, 16/F, Hollywood Centre
       233 Hollywood Road
       Sheung Wan, Hong Kong

                                                        Re: DDC Enterprise Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed on July 25,
2023
                                                            File No. 333-272689

       Dear Norma Chu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 Amendment No 1 filed on July 25, 2023

       General

   1. We note your response to comment 1. Please discuss in your risk factors the sixth to last sentences of paragraph
two.
       Prospectus Summary, page 1

   2. We note your revised disclosures in response to comment 6. Please revise the filing to clarify that the
failure to obtain the CSRC approval will completely hinder your ability to offer your shares,
rather than that it    may    do so. Further, your revised disclosures that
                                                        you    still need to
complete the filing procedure with the CSRC for consummating this offering according to
the Trial Measures    appear inconsistent with the disclosures that no
 Norma Chu
FirstName LastNameNorma   Chu
DDC Enterprise  Ltd
Comapany
August 10, NameDDC
           2023      Enterprise Ltd
August
Page 2 10, 2023 Page 2
FirstName LastName
         prior permission is required under the    the Opinions from any PRC
governmental
         authorities (including the CSRC) for consummating this offering. Please revise the filing to remove the apparent inconsistent disclosures.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of Revenues, page 109

3. We note your disclosure that your product costs increased for the three months ended
         March 31, 2023 and decreased for the year ended December 2022, as compared to their
         comparable year periods, which were    in line with consumer product
sales.    Please revise
         to elaborate on the reasons underlying such changes. Further, please revise page 111 to clarify that your total cost of revenues increased for the three months ended March 31,
         2023, as compared to the prior year quarter.
Operating Expenses, page 110

4. We note your disclosure that your general and administrative expenses increased for the three months ended March 31, 2023, as compared to the prior year quarter. Please revise to elaborate on the reasons underlying such change. Further, we note your disclosure on page 112 that this expense decreased rather than increased. Please revise to clarify this inconsistency.
Liquidity and Capital Resources, page 118

5. We note your disclosures about certain significant short-term bank borrowings with China
         Citic Bank and HSBC that were repayable by July and June 2023, respectively. Please update these disclosures given that this prospectus is dated after such dates.
Part II
Information Not Required in Prospectus
Exhibit Index
Exhibit 3.2 - Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant..., page II-5

6. We note your response to comment 11 and reissue the last sentence of our comment to revise the par value in this exhibit for consistency.
 Norma Chu
DDC Enterprise Ltd
August 10, 2023
Page 3

       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,
FirstName LastNameNorma Chu
                                                          Division of
Corporation Finance
Comapany NameDDC Enterprise Ltd
                                                          Office of
Manufacturing
August 10, 2023 Page 3
cc:       Lawrence Venick
FirstName LastName